                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------


                                    FORM 11-K



(Mark One)
[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the plan year ended December 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to


Commission File No. 1-11463


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          The Promus Hotel Corporation
                          Savings and Retirement Plan A


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Promus Hotel Corporation
                               755 Crossover Lane
                          Memphis, Tennessee 38117-4900

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

      To the Trustees of The Promus Hotel Corporation
        Savings and Retirement Plan A:

      We have audited the accompanying statements of net assets available for plan benefits, with fund information, of THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Promus Hotel Corporation Savings and Retirement Plan A as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 (Exhibit I) and reportable transactions for the year ended December 31, 1998 (Exhibit
      II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and in the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP
      Memphis, Tennessee,
      June 24, 1999.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                      FUND INFORMATION
                                      ---------------------------------------------------------------------------------


                                                                  Participant Directed Funds
                                     ----------------------------------------------------------------------------------
                                         Promus       Foreign    Aggressive      Growth         S&P 500         Equity
                                     Stock Fund   Equity Fund   Equity Fund        Fund      Index Fund     Income Fund
                                     ----------   -----------   -----------      ------      ----------     -----------
ASSETS
  Investments at fair value:
  Pooled common stock                   $22,747        $  -        $    -        $    -        $     -        $    -
  Mutual funds                                -         871         6,552         2,892              -         1,428
  Common/collective trust funds               -           -             -             -         15,003             -
  Interest bearing cash                       -           -             -             -              -             -
  Loans to participants                       -           -             -             -              -             -
                                        -------        ----        ------        ------        -------        ------
    Total investments                    22,747         871         6,552         2,892         15,003         1,428
                                        -------        ----        ------        ------        -------        ------
Receivables:
  Interest and dividends                      -           -             -             -              -             -
  Employer's contributions                   55           6            23            18             34            10
  Participants' contributions                69           9            29            23             42            13
  Other                                       -           -             -             -              -             -
                                        -------        ----        ------        ------        -------        ------
    Total receivables                       124          15            52            41             76            23
                                        -------        ----        ------        ------        -------        ------
Uninvested cash                               -           -             -             -              -             -
                                        -------        ----        ------        ------        -------        ------
      Total assets                       22,871         886         6,604         2,933         15,079         1,451
                                        -------        ----        ------        ------        -------        ------
LIABILITIES
Accrued refunds and other                   131           7            44            41             98            23
                                        -------        ----        ------        ------        -------        ------
      Total liabilities                     131           7            44            41             98            23
                                        -------        ----        ------        ------        -------        ------
        Net assets available for
           plan benefits                $22,740        $879        $6,560        $2,892        $14,981        $1,428
                                        =======        ====        ======        ======        =======        ======


                                                                    FUND INFORMATION
                                      ------------------------------------------------------------------------------


                                                                 Participant Directed Funds
                                     -------------------------------------------------------------------------------
                                     Long-Term  Intermediate          Money   Executive   Participant          Total
                                     Bond Fund     Bond Fund    Market Fund   Life Fund     Loan Fund          Funds
                                     ---------  ------------    -----------   ---------   -----------        -------
ASSETS
 Investments at fair value:
  Pooled common stock                   $    -        $    -        $     -        $  -        $    -        $22,747
  Mutual funds                           2,110         8,246              -           -             -         22,099
  Common/collective trust funds              -             -              -           -             -         15,003
  Interest bearing cash                      -             -         15,320           -             -         15,320
  Loans to participants                      -             -              -           -         2,841          2,841
                                        ------        ------        -------        ----        ------        -------
    Total investments                    2,110         8,246         15,320           -         2,841         78,010
                                        ------        ------        -------        ----        ------        -------
Receivables:
  Interest and dividends                     -            42             60           -             -            102
  Employer's contributions                   5            15             10           -             -            176
  Participants' contributions                7            18             13           -             -            223
  Other                                     15             -              -           -             -             15
                                        ------        ------        -------        ----        ------        -------
    Total receivables                       27            75             83           -             -            516
                                        ------        ------        -------        ----        ------        -------
Uninvested cash                              -             -              -         483             -            483
                                        ------        ------        -------        ----        ------        -------
      Total assets                       2,137         8,321         15,403         483         2,841         79,009
                                        ------        ------        -------        ----        ------        -------
LIABILITIES
Accrued refunds and other                   14            40             17          16             -            431
                                        ------        ------        -------        ----        ------        -------
      Total liabilities                     14            40             17          16             -            431
                                        ------        ------        -------        ----        ------        -------
        Net assets available for
           plan benefits                $2,123        $8,281        $15,386        $467        $2,841        $78,578
                                        ======        ======        =======        ====        ======        =======


              The accompanying notes to financial statements are an
                        integral part of this statement.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)


                                                                    FUND INFORMATION
                                     ---------------------------------------------------------------------------------


                                                                Participant Directed Funds
                                     ---------------------------------------------------------------------------------
                                         Promus       Foreign    Aggressive        Growth        S&P 500        Equity
                                     Stock Fund   Equity Fund   Equity Fund          Fund     Index Fund   Income Fund
                                     ----------   -----------   -----------        ------     ----------   -----------
ASSETS
 Investments at fair value:
  Pooled common stock                   $36,020        $    -        $    -        $    -       $      -        $    -
  Mutual funds                                -         1,841         5,659         1,484              -         1,916
  Common/collective trust funds               -             -             -             -         11,815             -
  Interest bearing cash                       -             -             -             -              -             -
  Loans to participants                       -             -             -             -              -             -
                                        -------        ------        ------        ------        -------        ------
    Total investments                    36,020         1,841         5,659         1,484         11,815         1,916
                                        -------        ------        ------        ------        -------        ------
Receivables:
  Interest and dividends                      -             -             -             -              -             -
  Employer's contributions                   49             4            18             7             22             5
  Participants' contributions                60             5            23            10             27             6
  Other                                      14             -             3            23              4             1
                                        -------        ------        ------        ------        -------        ------
    Total receivables                       123             9            44            40             53            12
                                        -------        ------        ------        ------        -------        ------
      Total assets                       36,143         1,850         5,703         1,524         11,868         1,928
                                        -------        ------        ------        ------        -------        ------
LIABILITIES
Accrued refunds and other                   270            16            47            18            103            18
                                        -------        ------        ------        ------        -------        ------
      Total liabilities                     270            16            47            18            103            18
                                        -------        ------        ------        ------        -------        ------
        Net assets available for
          plan benefits                 $35,873        $1,834        $5,656        $1,506        $11,765        $1,910
                                        =======        ======        ======        ======        =======        ======

                                                                    FUND INFORMATION
                                    -----------------------------------------------------------------------------


                                                                Participant Directed Funds
                                    -----------------------------------------------------------------------------
                                    Long-Term  Intermediate         Money   Executive   Participant         Total
                                    Bond Fund     Bond Fund   Market Fund   Life Fund     Loan Fund         Funds
                                    ---------  ------------   -----------   ---------   -----------       -------
 ASSETS
  Investments at fair value:
   Pooled common stock                   $  -        $    -        $    -        $  -        $    -        $36,020
   Mutual funds                           660         6,866             -           -             -         18,426
   Common/collective trust funds            -             -             -           -             -         11,815
   Interest bearing cash                    -             -         4,296           -             -          4,296
   Loans to participants                    -             -             -           -         2,587          2,587
                                         ----        ------        ------        ----        ------        -------
     Total investments                    660         6,866         4,296           -         2,587         73,144
                                         ----        ------        ------        ----        ------        -------
 Receivables:
   Interest and dividends                   -           210            20           -             -            230
   Employer's contributions                 4            12             7           -             -            128
   Participants' contributions              5            14             9           -             -            159
   Other                                    1             2             1         474            13            536
                                         ----        ------        ------        ----        ------        -------
     Total receivables                     10           238            37         474            13          1,053
                                         ----        ------        ------        ----        ------        -------
       Total assets                       670         7,104         4,333         474         2,600         74,197
                                         ----        ------        ------        ----        ------        -------
 LIABILITIES
 Accrued refunds and other                  8            54            23           -            18            575
                                         ----        ------        ------        ----        ------        -------
       Total liabilities                    8            54            23           -            18            575
                                         ----        ------        ------        ----        ------        -------
         Net assets available for
           plan benefits                 $662        $7,050        $4,310        $474        $2,582        $73,622
                                         ====        ======        ======        ====        ======        =======

              The accompanying notes to financial statements are an
                        integral part of this statement.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                                   FUND INFORMATION
                                               ------------------------------------------------------------------------------------


                                                                              Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                   Promus        Foreign     Aggressive        Growth        S&P 500         Equity
                                               Stock Fund    Equity Fund    Equity Fund          Fund     Index Fund    Income Fund
                                               ----------    -----------    -----------        ------     ----------    -----------
Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                  $ (4,497)       $  (212)       $   876        $  393       $  3,471        $    (5)
    Interest                                            -              -              -             -              -              -
    Dividends                                           -             83            160           165              -            253
                                                 --------        -------        -------        ------       --------        -------
                                                   (4,497)          (129)         1,036           558          3,471            248
                                                 --------        -------        -------        ------       --------        -------
  Contributions:
    Employer's                                      1,472            145            580           370            800            231
    Participants'                                   1,913            214            810           526          1,162            330
                                                 --------        -------        -------        ------       --------        -------
                                                    3,385            359          1,390           896          1,962            561
                                                 --------        -------        -------        ------       --------        -------
    Total additions                                (1,112)           230          2,426         1,454          5,433            809
                                                 --------        -------        -------        ------       --------        -------
Deductions from net assets attributed to:

  Benefits paid                                     2,503             31            386            85          1,777            935
  Administrative expenses                              34              2              9             4             21              3
                                                 --------        -------        -------        ------       --------        -------
    Total deductions                                2,537             33            395            89          1,798            938
                                                 --------        -------        -------        ------       --------        -------
Net increase (decrease) prior to transfers         (3,649)           197          2,031         1,365          3,635           (129)
  Net transfers                                    (9,484)        (1,152)        (1,127)           21           (419)          (353)
                                                 --------        -------        -------        ------       --------        -------
Net increase (decrease)                           (13,133)          (955)           904         1,386          3,216           (482)

Net assets available for plan benefits:
  Beginning of year                                35,873          1,834          5,656         1,506         11,765          1,910
                                                 --------        -------        -------        ------       --------        -------
  End of year                                    $ 22,740        $   879        $ 6,560        $2,892       $ 14,981        $ 1,428
                                                 ========        =======        =======        ======       ========        =======

                                                                                      FUND INFORMATION
                                              ------------------------------------------------------------------------------------


                                                                                 Participant Directed Funds
                                              ------------------------------------------------------------------------------------
                                              Long-Term   Intermediate          Money    Executive     Participant           Total
                                              Bond Fund      Bond Fund    Market Fund    Life Fund       Loan Fund           Funds
                                              ---------   ------------    -----------    ---------     -----------        --------
Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                  $    8       $   (85)       $     (1)        $  -          $    -        $    (52)
    Interest                                          -             -             611            -             213             824
    Dividends                                        98           806               -            -               -           1,565
                                                 ------       -------        --------        -----        --------        --------
                                                    106           721             610            -             213           2,337
                                                 ------       -------        --------        -----        --------        --------
  Contributions:
    Employer's                                      133           365             238            -               -           4,334
    Participants'                                   187           458           1,146            -              59           6,805
                                                 ------       -------        --------        -----        --------        --------
                                                    320           823           1,384            -              59          11,139
                                                 ------       -------        --------        -----        --------        --------
    Total additions                                 426         1,544           1,994            -             272          13,476
                                                 ------       -------        --------        -----        --------        --------
Deductions from net assets attributed to:

  Benefits paid                                      62         1,350           1,008            8             285           8,430
  Administrative expenses                             2            11              16            -               -             102
                                                 ------       -------        --------        -----        --------        --------
    Total deductions                                 64         1,361           1,024            8             285           8,532
                                                 ------       -------        --------        -----        --------        --------
Net increase (decrease) prior to transfers          362           183             970           (8)            (13)          4,944
  Net transfers                                   1,099         1,048          10,106            1             272              12
                                                 ------       -------        --------        -----        --------        --------
Net increase (decrease)                           1,461         1,231          11,076           (7)            259           4,956

Net assets available for plan benefits:
  Beginning of year                                 662         7,050           4,310          474           2,582          73,622
                                                 ------       -------        --------        -----        --------        --------
  End of year                                    $2,123       $ 8,281        $ 15,386        $ 467        $  2,841        $ 78,578
                                                 ======       =======        ========        =====        ========        ========

              The accompanying notes to financial statements are an
                        integral part of this statement.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                                              FUND INFORMATION
                                              ----------------------------------------------------------------------------------


                                                                          Participant Directed Funds
                                              ----------------------------------------------------------------------------------
                                                  Promus       Foreign     Aggressive         Growth        S&P 500       Equity
                                              Stock Fund   Equity Fund    Equity Fund           Fund     Index Fund  Income Fund
                                              ----------   -----------    -----------         ------     ----------  -----------
Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                  $ 8,096       $  (187)       $   183        $    91        $ 2,736       $   13
    Interest                                           -             -              -              -              -            -
    Dividends                                          -           272            361            110              -          236
                                                 -------       -------        -------        -------        -------       ------
                                                   8,096            85            544            201          2,736          249
                                                 -------       -------        -------        -------        -------       ------
  Contributions:
    Employer's                                     1,218            74            480            134            557           85
    Participants'                                  5,447           139            773            275            852          173
                                                 -------       -------        -------        -------        -------       ------
                                                   6,665           213          1,253            409          1,409          258
                                                 -------       -------        -------        -------        -------       ------
    Total additions                               14,761           298          1,797            610          4,145          507
                                                 -------       -------        -------        -------        -------       ------
Deductions from net assets attributed to:

  Benefits paid                                    2,151            79            572             92            731           32
  Administrative expenses                             42             2              7              3             13            1
                                                 -------       -------        -------        -------        -------       ------
    Total deductions                               2,193            81            579             95            744           33
                                                 -------       -------        -------        -------        -------       ------
Net increase (decrease) prior to transfers        12,568           217          1,218            515          3,401          474
  Net transfers                                      238           383           (847)          (196)           658          490
                                                 -------       -------        -------        -------        -------       ------
Net increase (decrease)                           12,806           600            371            319          4,059          964

Net assets available for plan benefits:
  Beginning of year                               23,067         1,234          5,285          1,187          7,706          946
                                                 -------       -------        -------        -------        -------       ------
  End of year                                    $35,873       $ 1,834        $ 5,656        $ 1,506        $11,765       $1,910
                                                 =======       =======        =======        =======        =======       ======

                                                                                   FUND INFORMATION
                                             ------------------------------------------------------------------------------------


                                                                                Participant Directed Funds
                                             ------------------------------------------------------------------------------------
                                             Long-Term   Intermediate          Money    Executive     Participant           Total
                                             Bond Fund      Bond Fund    Market Fund    Life Fund       Loan Fund           Funds
                                             ---------   ------------    -----------    ---------     -----------           -----
Additions to net assets attributed to:

  Investment income:
    Net appreciation (depreciation) in
      fair value of investments                  $   6        $    60        $    (3)        $  -         $     -        $ 10,995
    Interest                                         -              -            249            -             189             438
    Dividends                                       47            599              -            -               -           1,625
                                                 -----        -------        -------        -----        --------        --------
                                                    53            659            246            -             189          13,058
                                                 -----        -------        -------        -----        --------        --------
  Contributions:
    Employer's                                      90            340            179            -               -           3,157
    Participants'                                  138            610            265            -              15           8,687
                                                 -----        -------        -------        -----        --------        --------
                                                   228            950            444            -              15          11,844
                                                 -----        -------        -------        -----        --------        --------
    Total additions                                281          1,609            690            -             204          24,902
                                                 -----        -------        -------        -----        --------        --------
Deductions from net assets attributed to:

  Benefits paid                                     67            630            973           13             211           5,551
  Administrative expenses                            -             10              6            1               1              86
                                                 -----        -------        -------        -----        --------        --------
    Total deductions                                67            640            979           14             212           5,637
                                                 -----        -------        -------        -----        --------        --------
Net increase (decrease) prior to transfers         214            969           (289)         (14)             (8)         19,265
  Net transfers                                   (310)        (1,164)           327            -             392             (29)
                                                 -----        -------        -------        -----        --------        --------
Net increase (decrease)                            (96)          (195)            38          (14)            384          19,236

Net assets available for plan benefits:
  Beginning of year                                758          7,245          4,272          488           2,198          54,386
                                                 -----        -------        -------        -----        --------        --------
  End of year                                    $ 662        $ 7,050        $ 4,310        $ 474        $  2,582        $ 73,622
                                                 =====        =======        =======        =====        ========        ========

              The accompanying notes to financial statements are an
                        integral part of this statement.

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Hotel Corporation Savings and Retirement Plan A (the Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

The Plan

Prior to January 1, 1996, Promus Hotel Corporation was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the Predecessor Plan). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: The Promus Hotel Corporation Savings and Retirement Plan A, The Promus Hotel Corporation Savings and Retirement Plan B (Plan B), and The Promus Hotel Corporation Employee Stock Ownership Plan (ESOP), (collectively referred to as the S&RPs). The participant accounts of the Predecessor Plan were transferred at fair value to these new plans.

On February 21, 1996, the Board of Directors of Promus Hotel Corporation elected to terminate the ESOP upon receipt of a favorable tax-exempt determination from the Internal Revenue Service (IRS). The IRS issued a determination letter dated April 17, 1997, stating that the ESOP was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). In the fourth quarter of 1997, participant balances were distributed and approximately $924,000 was transferred to the Plan.

Effective December 19, 1997, Promus Hotel Corporation completed a merger with Doubletree Corporation. The new parent company was named Promus Hotel Corporation. The former Promus Hotel Corporation became a wholly owned subsidiary of the parent company and was renamed Promus Operating Company, Inc. Effective as of the merger date, the Plan was amended to define "Company" as Promus Operating Company, Inc. (the Company).

The Plan is a defined contribution plan, which was established to allow eligible employees of the Company or its designated affiliates to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax payroll dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Investment Funds

By election of each participant, account balances (contributions, Company matching funds and accumulated earnings) can be invested in one or in a combination of up to nine separate funds of the Plan in one percent increments as follows:

   I. Promus Stock Fund - invests in units of a pooled fund shared between the S&RPs, which in turn owns the Company's common stock and certain money market instruments. The Plan owns 1,711,713.080 units of the 1,738,697.101 total units owned by the S&RPs at December 31, 1998, and 2,091,872.821 of the total 2,117,995.485 units owned by the S&RPs at December 31, 1997. The fund's return is based on the change in market value of the Company's common stock, including any dividends declared thereon;

  II. Foreign Equity Fund - invests in the Templeton Foreign Fund comprised primarily of stocks of companies outside the United States;

 III. Aggressive Equity Fund - invests in the AIM Constellation Fund comprised of stocks of small to medium sized companies with strong earnings growth expectations;

  IV. Growth Fund - invests in the IDS New Dimensions Fund comprised primarily of stocks of large and medium sized companies considered to be growth oriented;

   V. S & P 500 Index Fund - invests in the American Express Trust Equity Index Fund II, which is comprised primarily of the same securities upon which the S & P 500 Stock Index is based;

  VI. Equity Income Fund - invests in the IDS Diversified Equity Income Fund comprised of medium to large "blue-chip" companies, utility stocks, value stocks and foreign issues;

 VII. Long-Term Bond Fund - invests in the IDS Selective Fund comprised of the four highest investment grades of marketable debt securities in order to provide current income and preservation of capital;

VIII. Intermediate Bond Fund - invests in the Pacific Investment Management Company (PIMCO) Total Return Fund comprised of fixed income securities with varying maturities, designed to realize maximum return while preserving capital;

  IX. Money Market Fund - invests in the American Express Trust U.S. Government Securities Fund II, a collective fund that invests in short-term debt securities of the United States Government.

The Plan also includes two other special purpose funds as follows:

   I. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details;

  II. Participant Loan Fund - separately tracks loans to participants as provided for under the Plan.

Plan Administration

General administration of the Plan is the responsibility of the Company, through its operating subsidiary Promus Hotels, Inc., which acts as the Plan Administrator. The Trustees, who are appointed by the Company's Board of Directors, perform the duties and exercise the authority set forth in the Plan and the Promus Hotel Corporation Master Retirement Plan Trust Agreement. The Company has delegated certain aspects of its authority for purposes of day-to-day administration. Effective January 2, 1996, American Express Trust Company (American Express) began administering the Plan. American Express provides recordkeeping, accounting, daily trading and investment management services. Additionally, American Express and IDS, an American Express affiliate, manage five of the nine investment funds discussed above.

Employee Eligibility, Vesting and Termination

The Plan is available to all employees of the Company or its direct and indirect subsidiaries with the exception of suitekeepers and room attendants (who are covered under Plan B). Eligible employees may join the Plan on or after the first entry date (January 1 or July 1) following completion of 12 months during which they are credited with at least 1,000 hours of service. Employees must also be at least 21 years of age to join the Plan. In accordance with the November 13, 1996 Plan amendment, participants vest in the Company's matching contributions after two calendar years of credited service as follows:

            Years of                                             Vested
        Credited Service                                       Percentage
       -------------------                                     ----------
       Less than two years                                          0%
       Two years or more                                          100%

However, employees who were partially vested in the Predecessor Plan as of the amendment date will remain partially vested until they obtain two years of credited service. An employee's active participation in the Plan ceases upon separation of service, at which time the vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

Administrative expenses charged by American Express are paid by the Plan. Currently, at the Company's discretion, other administrative expenses are paid by the Company.

Participants' Contributions and Withdrawals

Participants may elect to make basic contributions ranging from two to six percent of eligible earnings, as defined. If a non-highly compensated participant makes basic pre-tax contributions of six percent of earnings to the Plan, the participant may elect to make supplemental contributions of up to an additional ten percent, of which eight percent qualifies as pre-tax contributions. Highly compensated employees may contribute up to six percent of eligible earnings, as defined. The Company will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and IRS rules. In-service withdrawals of pre-tax contributions, basic after-tax and matching contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of those contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, the Company will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty.

Benefit Payments

On termination of service, a participant may elect to receive his or her vested account balance as either a lump-sum amount or as equal installments over a term not to exceed fifteen years.

Allocation of Forfeitures and Plan Net Income

The Plan provides for amounts attributed to non-vested Company matching contributions of terminated employees to be forfeited at the earlier of (1) distribution of vested account balances or (2) a five year break in service. Forfeitures are reallocated to remaining participants quarterly.

The Predecessor Plan provided for the allocation on a monthly basis of Plan net income (i.e., unrealized appreciation/depreciation of investments, dividend and interest income and realized gains or losses on the sale of investments, net of administrative expenses). Effective January 2, 1996, participants' accounts are valued daily based on the market value of the participants' respective investment funds at the close of each trading day.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of a participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. Participants may have up to two loans outstanding at any one time. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear fixed interest at the prime lending rate as published in the Wall Street Journal on the date of each loan. At December 31, 1998 and 1997, rates on outstanding loans ranged from 7.5% to 9.5%. Principal and interest paid by a participant are credited to the participant's account.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities and mutual funds are stated at fair value on the last business day of the Plan year.

NOTE 3 - INVESTMENTS

As of December 31, the fair value of individual investments that represent 5% or more of the Plan's total net assets are as follows (in thousands):

                                                                1998            1997
                                                              -------         -------
Promus Hotel Corporation Pooled Stock Fund                    $22,747         $36,020
American Express Trust Equity Index Fund II                    15,003          11,815
PIMCO Total Return Fund                                         8,246           6,866
AIM Constellation Fund                                          6,552           5,659
American Express U.S. Government Securities Fund II            15,320           4,296

NOTE 4 - EXCESS CONTRIBUTIONS

In March 1999 and 1998, certain highly compensated Plan participants received refunds of a portion of their 1998 and 1997 contributions and attributable earnings totaling approximately $392,000 and $520,000, respectively, which has been appropriately accrued in the accompanying financial statements. Such refunds have been reflected as benefits paid in the statements of changes in net assets available for plan benefits, with fund information.

All such refunds were paid in accordance with IRC Sections 401(k) and 401(m), as well as IRC Section 415, which require that certain nondiscriminatory tests related to the overall composition of participants' contributions be met, and that annual contributions not exceed 25% of the participant's compensation, as defined.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

The former Promus Hotel Corporation was formed as a result of a June 30, 1995 spin-off (the Spin-Off) by The Promus Companies Incorporated (PCI), which was renamed Harrah's Entertainment, Inc. On May 1, 1991, PCI's savings and retirement plan (PCI Plan) was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company (Executive Life) and held in the PCI Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by PCI due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. PCI agreed to pay to the PCI Plan any deficiency between the $12.9 million and amounts finally received from the contract. On September 3, 1993, substantially all Executive Life assets and restructured liabilities were transferred to Aurora National Life Insurance Company (Aurora). On February 4, 1994, the PCI Plan elected to participate in the ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of at least 77.7% of the $12.9 million book value of the Executive Life contract.

Effective with the formation of the Predecessor Plan, the Plan Administrator recorded a receivable for the remaining book value of participants' investments in the Executive Life Fund. This receivable was approximately $474,000 at December 31, 1997 and was supported by a guaranteed investment contract that was maintained by the Harrah's Entertainment, Inc. Savings and Retirement Plan, formerly the PCI Plan. The guaranteed investment contract was due to mature in September 1998.

The contract was settled in September 1998 and the principal was received from Harrah's Entertainment Savings and Retirement Plan in November 1998. At December 31, 1998, the principal due to participants is recorded as uninvested cash. The Plan expects to receive interest earned on the principal in 1999. At December 31, 1998, the interest to be received is not readily determinable and as such is not accrued for in the financial statements.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated April 17, 1997, was received from the IRS.

NOTE 8 - SUBSEQUENT EVENTS

Effective April 1, 1999, GE Investment Retirement Services (GE) replaced American Express as administrator of the Plan. GE will provide recordkeeping, accounting, daily trading, trustee, custodial, and investment management services.

On March 16, 1999, the Trustees of the Plan voted to amend the Plan Document effective June 7, 1999. These amendments change the entry date of eligible participants from semi-annual to quarterly entry dates, increase pre-tax contributions to 16% and eliminate after-tax contributions, increase the minimum loan withdrawal from $500 to $1,000, suspend contributions and Company match for hardship withdrawals and change other administrative procedures.

                                                                       EXHIBIT I

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998
                                 (IN THOUSANDS)


                                                                                  Historical       Current
Identity of Issuer or Borrower                    Description of Investment             Cost         Value
-------------------------------------   -----------------------------------       ----------      --------
*Promus Hotel Corporation                                 Pooled Stock Fund         $ 22,794      $ 22,747
*American Express Trust Company                        Equity Index Fund II           10,129        15,003
*American Express Trust Company               U.S. Govt. Securities Fund II           15,320        15,320
AIM Equity Funds, Inc.                                   Constellation Fund            5,608         6,552
*IDS New Dimensions Fund, Inc.                          New Dimensions Fund            2,556         2,892
*IDS Selective Fund, Inc.                                    Selective Fund            2,107         2,110
*IDS Investment Series, Inc.                 Diversified Equity Income Fund            1,475         1,428
Pacific Investment Management Company                     Total Return Fund            8,321         8,246
Franklin Templeton                                             Foreign Fund            1,036           871
*Promus Participants                    Loans to participants, 7.5% to 9.5%            2,841         2,841
                                                                                    --------      --------
       Total investments                                                            $ 72,187      $ 78,010
                                                                                    ========      ========

*Represents a Party-In-Interest.

                                                                      EXHIBIT II

           THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
                  LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)


Identity of Issuer or                               Description of      Purchase  Selling   Cost of   Net Gain/
Borrower                                                Investment         Price    Price    Assets      (Loss)
-------------------------------     ------------------------------      --------  -------   -------   ---------
Series of Transactions:
  *Promus Hotel Corporation                      Pooled Stock Fund        11,069   19,842    13,915       5,927
  *American Express Trust Company             Equity Index Fund II         5,022    5,302     3,232       2,070
  *American Express Trust Company    U.S. Govt. Securities Fund II        18,900    7,876     7,876           -

*Represents a Party-In-Interest.

                                    Signature
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE PROMUS HOTEL CORPORATION
                                        SAVINGS AND RETIREMENT PLAN A


DATED: JUNE 25, 1999                    By  /s/ STEVEN J. MARTIN
                                        ----------------------------------
                                           (Steven J. Martin, Senior Vice
                                            President and Controller of
                                            Promus Hotel Corporation)

                                  EXHIBIT INDEX


Exhibit No.           Description                            Submission Media
----------            -------------------------------        ----------------
Ex 23                 Consent of Arthur Andersen LLP,           Electronic
                      Independent Public Accountants,
                      dated June 24, 1999
